                   U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549



                                 FORM 10-SB/A
                              (AMENDMENT No. 3)


                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                    OR 12(G) OF THE SECURITIES ACT OF 1934

                                  ONTV, Inc.
                      (Formerly known as LA GROUP, INC.)
                                 --------------

                (Name of Small Business Issuer in Its Charter)


             DELAWARE                                        16-1499611
--------------------------------------------------------------------------------
     (State or Other Jurisdiction of                       I.R.S. Employer
     Incorporation or Organization)                    Identification Number


   30 Corporate Woods, Suite 280, Rochester, New York           14623
--------------------------------------------------------------------------------
    (Address of Principal Executive Offices)                   (Zip Code)

                                  716-426-5394
                                  ------------
                           (Issuer's Telephone Number)


         Securities to be registered under Section 12(g) of the Act:

                        Common Stock, par value $.001
          ---------------------------------------------------------
                               (Title of Class)


          ---------------------------------------------------------
                               (Title of Class)


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                                TABLE OF CONTENTS

Forward Looking Statements..........................................................................Page 3

Description of Business.............................................................................Page 4

Risk Factors.......................................................................................Page 14

Management's Discussion and Analysis of Financial Condition
       and Results of Operations...................................................................Page 17

Description of Property............................................................................Page 20

Security Ownership of Certain Beneficial Owners
      and Management...............................................................................Page 20

Directors and Executive Officers...................................................................Page 21

Executive Compensation.............................................................................Page 22

Certain Relationships and Related Transactions.....................................................Page 22

Description of Securities..........................................................................Page 24

Market Price of Common Stock.......................................................................Page 25

Legal Matters......................................................................................Page 25

Changes and Disagreements with Accountants.........................................................Page 26

Recent Sales of Unregistered Securities............................................................Page 26

Indemnification of Directors and Officers..........................................................Page 26

Financial Statements...................................................................................F-1

Index to Exhibits..................................................................................Page 45

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                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS


     This Report contains "forward-looking" statements regarding potential future events and developments affecting the business of the Company. These forward looking statements involve risks and uncertainties and are usually accompanied by words such as "believes," "anticipates," "plans," "expects," and similar expressions. Our actual results could differ materially from those expressed or implied by such forward-looking statements as a result of certain factors, including the risk factors described above and elsewhere in this Report. Such statements relate to, among other things, (i) competition for customers for its products and services; (ii) the uncertainty of developing or obtaining rights to new products that will be accepted by the market and the timing of the introduction of new products into the market; (iii) the limited market life of the Company's products; and (iv) other statements about the Company or the direct response industry.

     The Company's ability to predict results or the effects of any pending events on the Company's operating results is inherently subject to various risks and uncertainties, including competition for products, customers and media access, the uncertainty of developing or obtaining rights to new products that will be accepted by the market, the limited market life of the Company's products; and the effects of government regulations. See MANAGEMENT'S DISCUSSION AND ANALYSIS.


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                                     PART I


                         ITEM 1. DESCRIPTION OF BUSINESS

                              BUSINESS DEVELOPMENT

Form and year of organization:
------------------------------
       ONTV, Inc., formerly known as LA Group, Inc. (the Company) was formed in the state of Delaware on 2/29/96, in order to create an entity with which to form a reverse merger with a public company, Kent Toys, Inc.

       Kent Toys, Inc. (Kent), a non-reporting company, was incorporated in Utah in 1977, had been inactive for several years. Through a series of transactions, Kent merged with the Company on 3/15/96. As part of the merger, the Company assumed Kent's assets and liabilities, and issued one share of the Company's stock for each share of Kent stock. Upon the completion of this transaction, the Company became public and all Kent stock was then canceled.

       On January 6, 1999, the Company formed a wholly owned subsidiary, Seen On TV, Inc., a New York corporation, for the purpose of selling household, health, and beauty products over the Internet. This subsidiary currently is responsible for the electronic retailing segment of the Company's business.

       On January 14, 2000, as described under the "Recent Acquisition of Domain Name" section of this filing, the Company purchased, at a total cost of $5,000,000, the domain name, AsSeenOnTV.com. The Company plans to develop this asset into a major website for e-commerce, and develop the site as an entry point or portal for consumers seeking to purchase products that they have seen on television.

       From inception to date, the Company has not been involved in any bankruptcy, receivership, or similar proceeding.

Mergers:
--------
         As part of the merger with Kent, the Company, on 3/15/96, effected a 1 for 300 share reverse split of the Company common stock. On 4/8/96, the Company merged with LA Distribution, Inc. (Distribution), a now inactive New York corporation, formed 8/30/95. The Company issued a total of 10,000,000 shares of Company stock on a 1 for 1 exchange of shares with Distribution

         On 6/1/98, the Company merged with What A Product, Inc., an Arizona corporation formed 2/27/93, which was a company involved in the design, manufacturing, sales and marketing of products through direct response mediums, primarily quality value channel. As consideration for the merger, the Company issued 790,000 shares of the Company's common stock to acquire 100% of the outstanding shares of What A Product, Inc.

                                  OUR BUSINESS

Principal products or services and their markets.
-------------------------------------------------

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

         The Company's original operating business is somewhat different from its present business. From the time of inception through December 1997, the Company, through it's subsidiary, LA Distribution, Inc., was involved in retail sales of products that were viewed by customers on television infomercials. Due to the difficulties of selling this type of product in the traditionally high rent retail environment, the Company ceased its conventional retail operations to begin to develop the sale of those same type of products though its own designed sites on the World Wide Web.

         The Company presently has two main areas of business. The Company designs and markets web sites for other businesses and derives income from revenue sharing agreements. As described elsewhere in this statement, the purchase of the domain name, "AsSeenOnTV.com" will also be operated by the parent company and management expects to derive revenue from the marketing of this portal. The second main area of business relates to Seen On TV, Inc. This wholly owned subsidiary markets and sells products, on the Internet, to the general public.


         Through the Seen On TV, Inc. subsidiary, the Company operates the website "SeenOnTV.com". "SeenOnTV.com is a destination website offering "as seen on tv" products direct to the consumer via the Internet. The "SeenOnTV.com" web site currently derives income from buying at distributor prices and selling its products through its wholesale and retail customers. The Company's management has over twelve years of experience in the Direct Response Television Industry and maintains a wide range of relationships with many direct response television marketing companies and major manufacturers who provide products to the direct response industry.


         Specific consumer products, through Seen On TV, Inc., which the Company markets include a wide variety of categories, i.e.: health, beauty, weight loss, kitchen, sporting goods, and household appliances, etc. Products sold by Seen On TV, Inc. include, but are not limited to: Ronco Showtime Rotisserie & BBQ, Popeil Pastamaker, Ronco Food Dehydrator, Tae-Bo video tapes, IGIA Wonder Forms, Popeil Pocket Fisherman, IGIA IonAir, Tap Light, Egg-a-Part, IGIA Platinum nail, Metabolize, Oxiclean, Orangeglow, Shelf Master, Sortmans Dream Knifes, True Motion Lures, Vibatouch Fingertip Massager, QRB, Duzzit Handy Hanger, Eagle Eye Sun Glasses, Hygionic Tooth, Steamin Iron, IGIA CelluLift, Instagone, Iron Wonder, IGIA Epielle, Proactiv Solution, PVA Mop, Quick-n-Brite, Safety Can, Silver lighting, Sweet simplicity and many more.


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        The Company has recognized the enormous value in the phrase "as seen on tv" causing the direct response industries products to be branded as "as seen on tv" by the retail customer. As a response to the exponential growth of Internet marketing and sales, the Company has secured (as described elsewhere in this statement), and is developing, the portal "AsSeenOnTV.com" to become the Internet gateway to the direct response television consumer. The domain "AsSeenOnTV.com" will link business to business, and business to consumers, to direct response television marketing companies, major manufactures and "as seen on tv" retailers.

        "AsSeenOnTV.com" anticipates that it will derive the majority of its revenues from transaction fees for linking, banner advertising, feature product advertising, new product test marketing and streaming Infomercial videos. Because they may be under short-term contracts, they are difficult to forecast accurately. The expense levels are based in part on expectations of future revenue and, to a large extent, are fixed.

         The Company expects that it will experience seasonality in its business, reflecting a combination of seasonal fluctuations in Internet usage and traditional retail seasonality patterns. Internet usage and the rate of Internet growth may be expected to decline during the summer. Further, sales in many of the traditional retail industries are significantly higher in the fourth calendar quarter of each year than in the preceding three-quarters. Management believes the Company's sales may follow a similar pattern.

         The Company purchases a substantial majority of its products from a multitude of vendors, and, therefore, the Company carries minimal inventory and relies, to a large extent, on rapid fulfillment from these and other vendors. The Company has no long-term contracts or arrangements with any of its vendors that guarantee the availability of merchandise, the continuation of particular payment terms or the extension of credit limits. There can be no assurance that the Company's current vendors will continue to sell merchandise to the Company on current terms or that the Company will be able to establish new, or extend current, vendor relationships to ensure acquisition of merchandise in a timely and efficient manner and on acceptable commercial terms. If the Company were unable to develop and maintain relationships with vendors that would allow it to obtain sufficient quantities of merchandise on acceptable commercial terms, its business, prospects, financial condition and results of operations would be materially adversely affected.

         The Company's success, in particular its ability to successfully process transactions, receive and fulfill orders and provide high-quality customer service, largely depends on the efficient and uninterrupted operation



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of its computer and communications hardware systems. Substantially all of the
Company's computer and communications hardware is located at a single leased facility in Rochester, New York. The Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. The Company does not presently have redundant systems or a formal disaster recovery plan and does not carry sufficient business interruption insurance to compensate it for losses that may occur. Despite the implementation of network security measures by the Company, its servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. The occurrence of any of the foregoing risks could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

         In addition to the sale of products over the Internet, the Company is engaged in website marketing and development. Presently, this entity has only one customer, Ronco Inventions, Inc., to which it provides services under a letter agreement that expires in March 2002. Terms of the letter agreement are such that the Company will be paid a specific commission for Ronco products sold by the Company. The commission rate varies by the type of product and may change from time to time depending on market demand. The three year term ends on March 14, 2002 and is subject to a thirty day termination clause by either party. Management believes that the agreement is working and does not anticipate material changes prior to the end of the term. Through its own websites, the Company markets general household, cosmetic, exercise, health and beauty, automotive and other consumer products that are generally initially advertised on television. The Company's emphasis is on products that have been introduced to the marketplace through television infomercials. Infomercials are paid television advertisements of varying lengths aired on television stations in virtually every market in the United States. In addition, as part of its Website hosting and design activity, the Company provides advisory service to firms interested in marketing products through the World Wide Web. The Company can be described as an e-commerce Business to Business (B2B) and Business to Consumer (B2C) entity.


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         The Company's goal is to be recognized as a worldwide leader in the electronic retailing industry. As this industry continues to rapidly expand, the Company realizes the exciting stage that has developed. As the Company moves through the maturation process, it will be positioned to survive the falling out process that will occur with lessor developed competitors. Though strategic alliances with direct response marketers and infomercial companies, the Company is pursuing a business strategy focusing on increasing the utilization of its domestic relationships, securing and marketing innovative consumer products to increase existing product lines, and engineering an efficient business model for the conduit of a worldwide direct response business. The company also intends to utilize its assets such as its customer lists in order to realize the true value thereon. The Company has extensive email, opt-in mail and customer lists. The Company intends to market directly to these people and possibly to make these lists available for other advertisers.

         The Company intends to pursue expansion of its Internet operations in order to capitalize on the consumer brand-awareness created by the Company's "AsSeenonTV.com" web site. The Company believes that the product exposure enables the Company to utilize distribution channels without incurring any of the additional advertisement costs that other consumer product companies may incur.



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         The Company has developed considerable expertise in the area of web design and development of the associated shopping carts for use in e-commerce. The Company's most dramatic success has come from the redesign and marketing of a new website for Ronco Inventions, Inc., one of the foremost informercial marketing companies. Prior to the Company taking on this website, Ronco generated approximately $25,000 in revenue for the calendar year 1998. The Company took over the website at a time when Ronco had launched a very successful new product, the Showtime Rotisserie and BBQ unit. A combination of the newly designed website, and Ronco's new product, resulted in website sales of nearly $2,000,000 for calendar year 1999. While this result is extraordinary, management believes similar successes may be available or possible with other customers. The revenue sharing agreement with Ronco expires on March 14, 2002.


         The company intends to pursue expansion of its electronic retail operations in order to capitalize on the consumer brand-awareness created by the publics' awareness of the "As Seen On TV" logo.

         At this stage of development, management feels the Company may be properly described as in its infancy. The Company launched it new business plan, and has generated increasing revenues. After consecutive periods of operating losses, the Company, during the June 30, 1999 fiscal year, began to generate profits. It is expected that increasing revenues will fund continuing operations in substantial part, supplemented by normal commercial borrowing, such that capital formation or augmentation would be secondary considerations in relation to the Company's ability to sustain itself as a going concern. See further discussion in Management's Discussion and Analysis.

         Subsequent to the January 31, 2000 filing of the Company's registration statement, the Company contacted its shareholders for approval of several items. This Consent of Stockholder vote was done in lieu of a previously proposed Shareholders meeting. Management determined that the Shareholders' Meeting should be rescheduled until after the end of the current fiscal year. Amendment 1 to the Registration Statement has been updated to reflect that change, as well as by documenting the issues voted upon by the shareholders in the Consent of Stockholder document.

         The issues voted upon by the shareholders were: 1) Change of the Company name, from LA Group, Inc., to ONTV, Inc.; 2) Increase of the number of authorized shares of common stock of the corporation, from 20,000,000, to 100,000,000 (80,000,000 shares Class A and 20,000,000 shares Class B); 3)
Increasing the number of authorized shares of preferred stock, from 2,000,000, to 5,000,000; and 4) Ratification of all acts and deeds of the Officers and Directors of the Corporation from the date of its inception through January 31, 2000.

         On March 8, 2000, the shareholders consent was tabulated, and all four issues were approved. As a result of this vote, the shareholders have authorized the name change, along with the other issues. The Certificate of Amendment of the Certificate of Incorporation was filed on March 14, 2000 with the Delaware Secretary of State, and the capitalization has been increased as set forth.

         After results of the shareholder vote on March 8, 2000, the Company was authorized to change its name from LA Group, Inc., to ONTV, Inc. The purpose of this action is to better reflect our activity, to help define our clients and advertisers, and to tie our stock name to our authorized stock symbol.

                DISTRIBUTION METHODS OF THE PRODUCTS OR SERVICES

         The Company distributes its products through generally recognized channels and utilizes various delivery services. Product is primarily shipped by United Postal Service (UPS), and utilizes both Federal Express and the US Postal Service on an as needed basis. Some product is shipped directly from the manufacturer or developer to the end customer. Some products are shipped directly by the company. In the case of website development and advisory services, no distribution is required other than through electronic means.

                        RECENT ACQUISITION OF DOMAIN NAME

         On 1/14/00, the Company entered into an agreement with the shareholders of Conrad Promotions, LLC, a Tennessee Limited Liability Company. The agreement calls for the Company to acquire the domain name "AsSeenOnTV.com", for a purchase price of Five Million dollars ($5,000,000). The consideration paid by the Company includes cash and a promissory note, with payments due at various times from closing until fifteen months after closing. The note will be collateralized by 2.1 million shares of Company stock and by the domain name.



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
         The registered domain name "AsSeenOnTv.com" name has never been activated or tied to a website. A domain name is a singularly unique "address" used as part of the World Wide Web to identify locations on the web. The Company believes that its purchase of, and thus its ownership of, the domain name is a significant, material asset. The company intends to develop the yet undeveloped domain name into a major website for e-commerce, and develop the site as an entry point or portal for consumers seeking to purchase products that they have seen offered on television. By utilizing management's knowledge of the infomercial and seen on TV products, management anticipates being able to offer a variety of products and company access through the portal site (AsSeenOnTV.com). In addition, direct sales will occur for products on this new site. Management intends to develop other revenue streams from this acquisition. The AsSeenOnTV.com site will generate revenues from product sales, sale of banner advertising, sale of highlighted products, development of new products from an inventors forum located at the site, rental of site real estate for electronic infomercial viewing, affiliate programs as well as mail/email list rentals.

         The acquisition of the AsSeenOnTV.com name will mean that the Company will benefit from its own advertisements, traditional trade use of the name and random site access from those web surfers who utilize the name. In addition, given the unique name, search engines are expected to rank the site very high. The reason for higher ranking is because this web site will have a large number of links associated to industry vendors, marketing companies, and distributors of services relating to the direct response industry. Search engines today are ranking domains like www.AsSeenOnTV.com by frequency of visitor hits, number of related links associated to other web site domains, and key words that describe the content of the web site. Management believes proper development of the AsSeenOnTV.com site will result in substantial growth to the company. It intends to sell banner advertisements, as seen on TV products, close out items and other items. In addition, management is designing a unique search pattern for the new site that will include products, product spokespersons, and companies.

         The Company has entered into marketing agreements with several
Internet companies, including America On Line, Netscape, Compuserve, among others. These are not material contracts, but merely agreements allowing the Company to advertise on those specific websites. the Company pays either $65 per 1000 impressions, or flat fees of $50 - $100 per month for specific key word searches. In addition, a rate of $8 per 1000 impressions is paid for "Run of Site" advertising. The Company is invoiced on a monthly basis for these expenses. The rates the Company pays for this advertising are standard in the industry. The fees paid are not significant, and the contracts are not material.

         As part of its strategy, management anticipates an aggressive television and radio advertising campaign to "drive traffic" to the www.AsSeenOnTv.com site.

         The Company immediately began to develop the new website, and after beta testing, launched the new site, www.AsSeenOnTV.com, on March 2, 2000.
                                     ------------------

                         COMPETITIVE BUSINESS CONDITIONS

         Competition in the Electronic Retailing Industry is intense and may be expected to remain so for some time to come. There are other larger and well-established electronic retailers, with whom the Company must compete. The Company competes with a large number of consumer product companies and retailers who have substantially greater financial, marketing and other resources than the Company, some of which have commenced, or indicated their intent to conduct, direct response marketing. Products similar to the Company's products may be sold in department stores, pharmacies, general merchandise stores, and through magazines, newspapers, direct mail advertising, and catalogs. It is management's opinion that some, if not all, of its major competitors may be better and longer established, better financed, and with enhanced borrowing credit based on historical operations, and enjoy substantially higher revenues than does the Company, currently. As a relatively new entrant into this marketing industry, the Company relies on the skill, experience and innovative discernment of



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management in the hope that its judgment will provide it a competitive advantage. The Company's major competitors are, among others: Guthy Renker Corp. and Media Group Incorporated. These two companies are two of our many suppliers. Anyone that is a reseller of product similar to the product the Company handles may be deemed a competitor to the Company. Cyberbrands.com, Connecticutsbest.com, Smdistributers.com, Tvgadgets.com, Imall.com, and Planetcybermall2.com. are examples of this type of reseller. See further discussion in the Risk Factors section of this statement.

                               SOURCES OF PRODUCTS

         The company purchases no raw materials. However, through its Seen On TV, Inc. subsidiary, it purchases product for resale. These products, as previously described, are purchased from industry wide distributors, such as Tactica, On-Tel, Media Group, Guthy Renker, QRB, and Dental Systems, among others.

                          DEPENDENCE ON MAJOR CUSTOMERS
         Prior to the previously described contractual agreement with the infomercial customer, Ronco Inventions, Inc., all company revenue was derived from retail sales, and did not have dependence on any one customer. As a result of hosting Ronco's web site, beginning in January 1999, 30.3% of the revenue recorded by the Company for fiscal year ending June 30, 1999 was derived from this one customer. In addition, for quarters ending September 30, 1999, and December 31, 1999, revenue from this same one customer was 66.6% and 71.7%, respectively. The Company presently has no other major customers.

                             PATENTS AND TRADEMARKS
         By virtue of its acquisition, in 1998, of What a Product, Inc., LA Group, Inc. acquired ownership to the following trademarks: What-a Razor(TM), What-a Spoon(TM), What-a Tray(TM), What-a-Carver(TM), What-a Loveseat(TM)and What-a-Couch(TM). In addition, along with one other independent company, the Company owns the patent granted on the What-a-Saw. This patent is not likely to make a material contribution to the future financial results of the Company.

The Company generates a revenue stream as it receives a royalty, or commission, from Coordinated Strategic Alliances, Inc. (CSA) of Chester, New York. Since the inception, in 1998, of the contract with CSA, the Company has generated revenues of under $4800, based on the following rate schedule:

         -------------------------------------- ----------------------------------------
         PRODUCT                                ROYALTY/COMMISSION
         -------------------------------------- ----------------------------------------
         What-a-Saw(TM)                                          $1.00
         -------------------------------------- ----------------------------------------
         What-a-Saw Deluxe(TM)                                   $1.00
         -------------------------------------- ----------------------------------------
         Slide Lock What-a-Saw(TM)                               $0.20
         -------------------------------------- ----------------------------------------
         What-a-Razor(TM)                                        $0.10
         -------------------------------------- ----------------------------------------


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
         -------------------------------------- ----------------------------------------
         What-a-Chair(TM)                                        $0.10
         -------------------------------------- ----------------------------------------
         What-a-Chair Deluxe(TM)                                 $0.05
         -------------------------------------- ----------------------------------------
         Twogether What-a-Chair(TM)                              $0.10
         -------------------------------------- ----------------------------------------
         What-a-Tray(TM)                                         $1.00
         -------------------------------------- ----------------------------------------
         What-a-Carver(TM)                                       $0.50
         -------------------------------------- ----------------------------------------
         What-a-Loveseat(TM)                                     $0.50
         -------------------------------------- ----------------------------------------
         What-a-Couch(TM)                                        $0.50
         -------------------------------------- ----------------------------------------

         The Company also owns the broader registered trademark What-A(TM) serial number 75/410219.

         The Company currently owns or controls the following Internet domains:
What-A.com, What-A-Product.com, Whataproduct.com, AsSeenOnTV.com, iAsSeenOnTV.com, i-AsSeenOnTV.com, eAsSeenOnTV.com, e-AsSeenOnTV.com, ASeenOnTV.com, SeenOnTV.com, iSeenOnTV.com, i-SeenOnTV.com, eSeenOnTV.com, e-SeenOnTV.com, WeEscrow.com and LAGroupInc.com.

         The company owns no licenses, franchises, concessions, and has not entered into any labor or bargaining contracts.

                              GOVERNMENTAL APPROVAL

         The Company needs no government approval for its principal products or services.

                            GOVERNMENTAL REGULATIONS
         Aspects of the Company's business that are subject to governmental regulation include federal and state taxing authorities. In addition to the federal and franchise taxing authorities, the Company collects and remits sales tax in the one state in which it has a physical presence. The Company is prepared to collect sales taxes for other states, if laws are passed requiring such collection. The Company does not believe that a change in the tax laws requiring the collecting of sales tax will have a material adverse effect on the Company's financial condition or results of operations.

         Government regulation and legal uncertainties pertaining to the Internet could hurt the business of ONTV, Inc.

         Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease the demand for the Company's services, increase its cost of doing business or otherwise have a material adverse effect on its business. There is, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet. These laws or regulations may relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Furthermore, the growth and development of electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on electronic commerce companies, as well as companies like ONTV, Inc. that provide electronic commerce services.

         Recently adopted legislation provides that, prior to October 2001, a state cannot impose sales taxes on products sold on the Internet unless those taxes could be charged on non-Internet transactions involving the same products. During this moratorium, it is possible that taxing mechanisms may be developed that would, following the moratorium, impose increasing sales and similar tax burdens on the Company. If these burdens are placed on ONTV, Inc., it may have a negative effect on its financial condition. In addition, foreign jurisdictions may claim that ONTV, Inc. is subject to taxation if it conducts transactions with their citizens.


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                            RESEARCH AND DEVELOPMENT

         The Company has incurred no research and development costs in the past, however, management does not rule out such unforeseen costs occurring in the future.

                               ENVIRONMENTAL LAWS

         Through the present time, the Company has incurred no costs as a result of complying with environmental laws. However, with any changes in current laws, there is always a potential for some such costs in the future.

                                    EMPLOYEES

         The Company, as of January 1, 2000, had one full time employee and three contract employees who provide accounting, financial, and technical services to the Company on an as needed basis. None of the employees are covered by collective bargaining agreements and management considers relations with its employees to be good. In addition, the Company utilizes paid consultants and advisors.

                           DEPENDENCE ON KEY EMPLOYEES

         The Company believes that its success will depend to a significant extent upon the efforts and abilities of a small group of executive officers, and in particular on Daniel M. Fasano, the Company's Chief Executive Officer. The loss of the services of one or more of these key personnel could have a material adverse effect on the Company's future business, financial condition and results of operations. In addition, the Company's future success will depend upon its ability to continue to attract and retain qualified technical and management personnel. There can be no assurance that the Company will be successful in attracting and retaining such personnel.

                           REPORTS TO SECURITY HOLDERS

         The purpose of the registration statement is to become a fully reporting company. As such, the Company intends to provide an annual report to security holders, which will include audited financial statements.

         Upon satisfactory completion of the registration process, the Company intends to file all required reports with the Securities and Exchange Commission.

         The public may read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. The public may obtain information on the Company from the Public Reference Room by calling the SEC at 1-800-SEC-0330. As the



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

Company intends to be an electronic filer, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC site address is: http://www.sec.gov. In addition, the public may contact the Company's own Internet site at http://www.lagroupinc.com.

                     RISKS RELATED TO THE INTERNET INDUSTRY
         ONTV, Inc.'s business is very difficult to evaluate because its operating history is limited.

         In January 1999, the Company began operations in electronic retailing, through its wholly owned subsidiary, Seen On TV, Inc. In addition, the Company, through its parent, ONTV, Inc., began web site hosting and development during the same period. Accordingly, there is very limited information about the Company with which to evaluate its business, strategies, and performance. In assessing the risks associated with the Company, one should consider the risks, expenses and uncertainties that an early stage company like ONTV, Inc.
faces, particularly in the new and rapidly evolving Internet market.

         ONTV, Inc. may not be able to compete effectively against its current and potential competitors.

         ONTV, Inc. competes with a number of other companies that provide electronic retailing, web site design and hosting over the Internet. Some of these competitors may have greater financial, technical, and marketing resources than the Company has. This may allow them to devote greater resources to the development and promotion of their products and services. In addition, some of these competitors may offer a broader base of products and services that may attract consumers to their websites. This could result in reduced market penetration for the Company's products and services. In addition, because the barriers to entry are low, new competitors may emerge and rapidly acquire market share.

         ONTV, Inc. faces potential electronic commerce related liabilities and expenses that may be costly.

         Arrangements with electronic commerce merchants may expose the Company to legal risks and uncertainties, including potential liabilities to consumers of third party products and services. Although ONTV, Inc. carries general liability insurance, its insurance may not cover potential claims of this type or may not be adequate to indemnify ONTV, Inc. for all liability that may be imposed.

    Some of the risks that may result from these arrangements with businesses engaged in electronic commerce include:

- Potential liabilities for illegal activities that may be conducted by participating merchants;

- Product liability or other tort claims relating to goods or services sold through third-party commerce sites;

-        Consumer fraud and false or deceptive advertising or sales practices;

-        Breach of contract claims relating to merchant transactions;

- Claims that materials included in merchant sites or sold by merchants through these sites infringe third-party patents, copyrights, trademarks or other intellectual property rights, or are libelous, defamatory or in breach of third-party confidentiality or privacy rights; and

- Claims relating to failure of merchants to appropriately collect and remit sales or other taxes arising from electronic commerce transactions.

         Even if any asserted claims do not result in material liability, investigating and defending claims could be costly and may have a material adverse effect of the Company's business, operating results or financial condition.

         The growth of ONTV, Inc. will depend on its ability to develop its brand name.

         The Company believes that broader brand recognition and a favorable consumer perception of the "As Seen On TV" brand is essential to its future success. Accordingly, the Company intends to pursue an aggressive brand-enhancement strategy, which will include mass market and multimedia advertising, promotional programming, infomercials, and public relations activities. ONTV, Inc. intends to incur significant expenditures on these activities. These expenditures may not result in a sufficient increase in revenue to cover the advertising and promotional expenses. In addition, even if brand recognition increases, the number of consumers, advertisers or customers may not increase. If ONTV, Inc.'s brand enhancement strategy is unsuccessful, these expenses may never be recovered and the Company may be unable to increase future revenues.

         If ONTV, Inc. is unable to expand its products and services, profits may not continue.

         To increase its revenues, the Company will need to expand its operations by promoting new or complementary products and by expanding the breadth and depth of its services. In particular, the Company's future success will depend largely on its ability to increase revenues through the facilitation of electronic commerce transactions and attracting and maintaining visitors to the "AsSeenOnTV.com" website. The market for electronic commerce services is extremely competitive. The expansion of the Company's business to include providing other products and services via the Internet will require additional development resources. This expansion may strain the Company's managerial, financial, and operational resources. The Company's expansion into new product and service offerings may not be timely or may not generate sufficient revenues to offset their cost. If this occurs, the Company's business, operating results and financial condition will be materially adversely affected.

         LA Group, Inc.'s success depends in part on the growth of electronic commerce and consumer acceptance of the Company's products and services.

         The future success of ONTV, Inc. is dependent on the continued growth of electronic commerce generally, and the increased market share of the Company, offered via the Internet. The continued growth of these areas depends on various factors, many of which are outside the Company's control. These factors include:

- The continued acceptance and effectiveness of the Internet as a medium for transactions in business and consumer related products and services;

- The performance and reliability of the Internet to facilitate electronic commerce transactions;

- Security and authentication concerns with respect to the transmission over the Internet of confidential information, such as credit card numbers, and attempts by unauthorized computer users, so-called hackers, to penetrate online security systems; and

- Privacy concerns, including those related to the ability of websites to gather user information without the user's knowledge or consent.

                       ITEM 2. MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The following discussion of the financial condition and results of operations of ONTV, Inc. should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this statement. This discussion contains forward-looking statements that involve risks and uncertainties. The actual results of the Company may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth elsewhere in this Report.

                              RESULTS OF OPERATIONS

         Fiscal Period Ended December 31, 1999 vs. Fiscal Period Ended December 31, 1998

         Revenue for the fiscal quarter ended December 31, 1999 was $125,551, an increase of approximately 1050% over revenue of $10,915 for the comparable period in 1998. Revenue for the six months ended December 31, 1999 was $209,754, an increase of approximately 1173% over the comparable six-month period in the prior year. Such increases were due to the Company's hosting of Ronco Inventions, Inc.'s web site, and the sale of product over the Internet by its Seen On TV, Inc. subsidiary. The sales by Seen On TV, Inc., as well as the hosting of the web site by ONTV, Inc., for the quarter ending December 31, 1999 is inclusive of the seasonal holiday business, and management feels that the volume due to this season related business will not continue throughout the final two quarters of this fiscal year ending June 30, 2000. Comparatives between the two separate business segments for the comparable periods are not possible, as neither business segment was active in the prior fiscal year.

         Cost of revenue, as a percentage of revenue, was 14% for the fiscal quarter ended December 31, 1999 as compared with 9% for the comparable period in the prior year, and approximately 15% and 17% for the six month fiscal periods ended December 31, 1999, and 1998. Such increases are due to the commencement of the sales of product over the Internet, which involved the sale of merchandise acquired at less than normal cost during the prior fiscal year. Thus, it is the opinion of management that the low cost of revenue percentages seen in the prior fiscal year are not reflective of expectations in the future.

         Gross profit, as a percentage of revenue, was 86% for the fiscal quarter ended December 31, 1999 as compared with 81% for the comparable period in the prior year, and approximately 85% and 83% for the six month fiscal periods ended December 31, 1999, and 1998.

         Operating expenses, as a percentage of sales, were approximately 44% for the fiscal quarter ended December 31, 1999, as compared with approximately 56% for the comparable quarter ended December 31, 1998, and approximately 41% for the six month period ended December 31, 1999, contrasted with 78% for the comparable period ended December 31, 1998. Included in operating expenses during the periods ending December 31, 1999 were normal costs related to both the previously described new business segments which were not in operation during the periods ending December 31, 1998. The fiscal 1999 improvements are attributable to the increase of revenues with the expenses generally remaining more stable. It is management's belief that these expenses, as a percentage of sales will increase during the remainder of the fiscal year, due to the salaries and related expenses of the new management team, along with the necessary costs associated with the acquisition of the domain name, AsSeenOnTV.com.

         The net income for the six months ended December 31, 1999 was $87,372, or $.0057 per share, compared with net income of $1,223, or $.000 per share, for the six months ended December 31, 1998.

         Fiscal Year Ended June 30, 1999 vs. Fiscal Years Ended June 30, 1998 and June 30, 1997

         Revenue for the fiscal year ended June 30, 1999 was $129,050, an increase of approximately 167% over fiscal 1998 revenue of $48,311, and approximately 77% over 1997 fiscal year revenue of $72,812. Such increases were in each instance attributable to the Company's development of new businesses, specifically Internet sales and web site hosting. The retail sales business, conducted by LA Distribution, Inc., was phased out at the end of December 1997. Comparison between the two separate business segments are not possible, as neither of these current specific revenue generators activities were active during the prior fiscal year.

         Cost of revenue, as a percentage of revenue, was 20% for fiscal 1999, as compared with approximately 27% and 53% for the fiscal years ended June 30, 1998 and June 30, 1997, respectively.

         Gross profit, as a percentage of revenue, was 80% for the fiscal year ended June 30, 1999, as compared with 73% and 47% for the fiscal years ended June 30, 1998 and June 30, 1997, respectively.

         Operating expenses, as a percentage of revenue, approximated 63% for the fiscal year ended July 31, 1999, as compared with 109% and 157% for the fiscal years ended June 30, 1998 and 1997, respectively. The decreases are attributable to both the increase in revenue volume and decrease in costs primarily related to the elimination of the retail business.

         Net income, for the fiscal year ending June 30, 1999, was $20,807, or $.001 per share, as compared to ($18,574) and ($81,307), or ($.0034) and
($.0172) per share, for fiscal years ended June 30, 1998 and 1997, respectively.

                               IMPACT OF INFLATION

         The Company believes that it will be able to offset the effects of inflation. Although the Company does not purchase, by contract, any product for resale, the Company sells all products on an individual basis. Any increase in costs to the Company can be immediately passed on to the customer. Although inflation could have an impact on the volume of sales, the Company could combat this by adjusting product mix, or by the change of product offered for sale.

                         LIQUIDITY AND CAPITAL RESOURCES

         Since its inception, the Company has been able to finance operations primarily through funds generated by operations, and by non-interest bearing loans both from wholly owned subsidiaries and from an executive officer.

         The Company has not needed financing from traditional sources such as banking institutions, and as such, other than the note resulting from the purchase of the domain name, as previously described under "Recent Acquisition of Domain Name", the company has no long term debt. Since inception of the Company, short term cash flow shortfalls have been made up by loans from the CEO, Mr. Fasano. The Company, other than the domain name note, has only current liabilities, consisting of payments for products for resale, services, and sales taxes collected and due for products sold.

         In April 1999, the Company issued 75,000 shares of restricted common stock to two individuals for $30,000. These funds were utilized by the Company to invest in Tirk Internet Systems, Inc., as described in Item 7 of this registration statement. Additionally, the Company, at various times, has issued stock in exchange for services, as well as for exchanges of other companies stock during merger transactions. As referenced in Part II, Item 4 of this registration statement, on April 24, 1997, the Company issued 200,000 shares of common stock to Ronald J. Axelrod, Esq. in lieu of payment for legal services rendered to the Company. The trading value of the shares was $.05 on the date of issuance. Also, on September 8, 1997, the Company issued 150,000 shares of common stock to N&G International Holdings, Inc. for payment of services relating to assistance in seeking financing sources. These efforts proved to be unsuccessful to the Company. The trading value of the shares was $.05 on the date of issuance. Other exchanges were specifically for the merger with Kent Toys, Inc., LA Distribution, Inc., LA Acquisition, Inc., all of which occurred in 1996, and What A Product, Inc. in January 1998.

         Management believes the profits generated from operations will be sufficient to finance the web hosting and Internet sales segments of the business for the next twelve months. In the event sufficient profits have not been generated to meet the July 18, 2000 payment of $150,000 to the seller of the AsSeenOnTV.com domain, than the Company must secure funding from traditional lending facilities. If cash flow from operations is inadequate to capitalize on the AsSeenOnTV.com acquisition, the Company will seek to secure working capital to fully develop and market the new portal. In addition, the Company must seek to pay or refinance the debt instrument incurred from the AsSeenOnTv.com acquisition. The payment terms of the non-interest bearing $4,975,000 note require one payment in the amount of $150,000 to be made six months of closing, July 18, 2000, and the balance of the purchase price to be paid 15 months from closing April 18, 2000. If the portal is successful, it should generate enough revenue for the note to be self-liquidating. Should the site not be successful and the Company cannot meet the payment requirements, the debt is a non-recourse obligation of the Company. The Company would have the option of either obtaining financing or losing the name of the portal and the Company stock which was given as collateral. The Company intends to seek the required financing through infusions from major customers, the sale of additional equity or debt securities, or to obtain traditional lending facilities. The sale of additional equity or convertible debt securities would result in additional dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all.

                        ITEM 3. DESCRIPTION OF PROPERTY.

         The Company's official office is located at 30 Corporate Woods, Suite 280, Rochester, New York 14623. The Company currently leases the office on a month to month basis. In addition, the Company leases space from the Company CEO, Mr. Fasano. This facility is used for the warehousing and fulfillment functions of shipping the Seen On TV, Inc. products to customers. Nominal rents are paid for each site. The Company owns no real estate.

                      ITEM 4. SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT.

                                     TABLE A
                                  COMMON STOCK
     OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE OF THE COMMON SHARES


     Name and Address of Beneficial Owner - Title                 Actual Ownership    % Ownership
----------------------------------------------------------------------------------------------------
                                     ACTUAL

         Daniel J. Fasano                       None                  3,000,000           19.6%

         Daniel M. Fasano                  Chairman and CEO            2,900,000           19.0%
                                              Director

         Frank T. Costanzo                    President                 560,000            3.7%

         Curt B. Westrom                      Treasurer                   -0-              -0-

         Ronald J. Axelrod                    Secretary                 360,000            2.4%

         All Officers and Directors as a Group                         6820,000           44.6%

         Total Shares Issued and Outstanding                         15,277,938          100.0%

                     ITEM 5. DIRECTORS, EXECUTIVE OFFICERS,
                         PROMOTERS AND CONTROL PERSONS.


         Daniel M. Fasano is presently the sole director of the Company, serving as director since its inception. It is intended that he will serve until, and that additional Directors will be nominated at, the next meeting of shareholders, tentatively proposed to be held after the end of the current fiscal year.

         The Officers of the corporation are:

     NAME                            AGE             POSITION WITH THE COMPANY
     ----                            ---             -------------------------
Daniel M. Fasano                      38             Chairman, Chief Executive Officer
                                                             and Director

Frank T. Costanzo                     51             President

Curt B. Westrom                       56             Treasurer and Chief Financial Officer

Ronald J. Axelrod                     54             Secretary

         Daniel M. Fasano, of Rochester, New York, has served as CEO of the Company since September 1995. Mr. Fasano has over twelve years experience in the Direct Response Industry. Mr. Fasano was the first to successfully market, in a retail setting, products traditionally sold exclusively on television. During this period, Mr. Fasano was an officer in a Direct Response cosmetics and skin care company involved in the production of infomercials. Mr. Fasano attended Rochester Institute of Technology.

         Mr. Fasano was the founder and President of a private company, Everything Seen On TV, Inc., a company involved in retail sales. As a result of an action by one landlord, this company instituted Chapter 7 insolvency proceedings in 1995. As a result of having personally guaranteed this company's lease obligation, Mr. Fasano was forced to file for personal bankruptcy protection in 1996. Both cases have been discharged.

         Frank T. Costanzo, of Chandler, Arizona, was appointed President in January 2000. Mr. Costanzo has been a founder, officer and/or director in several public and private companies, including Ronco Holding, LLC. He has been a business consultant with FTC & Associate, Inc. during the past five years. In this capacity, he has served as President of FTC & Associate, Inc., President of What-a-Product, Inc. and Chief Operating Officer of Ronco Inventions, Inc. In addition, Mr. Costanzo has been an adviser to Coordinated Strategic Alliances, a major supplier of product to QVC Television. Mr. Costanzo also has served as an officer of Featherfew, an Arizona based publishing company. Mr. Costanzo has taught at the University of Phoenix and remains an adjunct faculty member. He received a MA degree from Kane College of New Jersey, and holds a BA degree from St. Bonaventure University.

         Curt B. Westrom, of Bemus Point, New York, was appointed Treasurer in January 2000. Since 1997, Mr. Westrom has been the sole principal of Curt B. Westrom, P.A., a public accounting firm in Jamestown, NY. During the period 1993 through 1997, Mr. Westrom was the President and sole shareholder of Standard Portable Products, Inc. a manufacturing company in Mayville, NY. Prior to 1993, Mr. Westrom was a co-founder and Chief Financial Officer for an electronics manufacturer, Electronic Technology Group, Inc., a Buffalo, NY based public company. He holds a Bachelor' Degree in Accounting from St. Bonaventure University.

         Ronald J. Axelrod, of Pittsford, New York, was appointed Secretary of the Company in January 2000. Mr. Axelrod has been a full time practicing attorney, in Rochester, NY, for the past 30 years. He was co-founder of The Maxim Group, Inc., now known as Floor Covering America, and traded on the New York Stock Exchange. Mr. Axelrod has a B.S. Degree in Finance from SUNY at Buffalo and a J.D Degree from its Law School.

         There are no other directors, executive officers, promoters, or control persons other than those listed under item 4. Daniel J. Fasano is Daniel M. Fasano's father. Daniel J. Fasano has no involvement in the day to day operations of the Company.

         The Company currently has one director, the CEO, Daniel M. Fasano. The Company has not yet secured a Directors' and Officers' liability insurance policy. The three remaining current officers have been requested to, and agreed to, serve as directors of the Company at the time an insurance policy is in effect. An application for this insurance is in process and expected to be in effect in mid to late April.

                         ITEM 6. EXECUTIVE COMPENSATION.


         The Company has entered into formal agreements with members of management, which have been attached as exhibits to this document. These employment agreements are effective as of January 1, 2000, and include the following terms. Mr. Fasano's term of employment is for five years, expiring December 31, 2005. His salary is $125,000 during the first year, with annual increases of $12,500 in each of the subsequent years. As stated in attached
Exhibit 99(1), Mr. Fasano is also due a back salary from the time of inception of employment by the Company (2/29/96) to the date of his employment agreement (1/1/00) in the amount of $300,000. Mr. Fasano has an option to take this past compensation in common shares of the Company bases on $.15 per share (2,000,000 shares). Mr. Fasano may exercise this option at any time during the term of his employment agreement. Mr. Fasano has a provision for a qualified stock option plan, incentive compensation, revenue performance bonuses, and stock performance options. Mr. Costanzo and Mr. Westrom have two-year contracts, each expiring December 31, 2001. Mr. Costanzo and Mr. Westrom each receive a salary of $100,000 per year. Each contains a provision for a qualified stock option plan, revenue performance bonuses, and stock performance options. All members of management also receive reimbursement for use of personal vehicles for business to a maximum of $1000 per month.


ITEM 6 - EXECUTIVE COMPENSATION

                                                                 SUMMARY COMPENSATION TABLE
                                                                 --------------------------
                                                                          OTHER      RESTRICTED  SECURITIES
                                                                          ANNUAL       STOCK      OPTIONS/      LTIP     ALL OTHER
NANE AND PRINCIPAL POSITION             YEAR      SALARY       BONUS   COMPENSATION    AWARDS       SARS       PAYOUTS     COMP*
                                        ----      -------      -----   ------------  ----------  ----------    -------   ---------
Daniel M. Fasano - CEO                 12/31/99   $10,000       0          0            0          0             0       $3,000
                                        6/30/99   **    0       0          0            0          0             0       $6,000
                                        6/30/98   **    0       0          0            0          0             0       $6,000
                                        6/30/97   **    0       0          0            0          0             0       $6,000

*Payments for use of personal vehicle

** Mr. Fasano is due back pay for the period 2/29/96 through 1/1/00 in the amount of $300,000.


                       OPTION GRANTS IN LAST FISCAL YEAR
              (ALL GRANTS MADE PER EMPLOYMENT AGREEMENTS 1/1/2000)

                                      NUMBER OF   PERCENT    EXERCISE  EXPIRATION
NAME AND POSITION                      OPTIONS    OF TOTAL     PRICE       DATE
-----------------                     ---------   --------   --------  ----------
Daniel M. Fasano - CEO                100,000     8.3%      $1.00     12/31/05
                                      100,000     8.3%       2.00     12/31/05
                                      100,000     8.3%       3.00     12/31/05
                                      100,000     8.3%       4.00     12/31/05

Frank T. Costanzo - President         100,000     8.3%       1.00     12/31/01
                                      100,000     8.3%       2.00     12/31/01
                                      100,000     8.3%       3.00     12/31/01
                                      100,000     8.3%       4.00     12/31/01

Curt B. Westrom - Treasurer           100,000     8.3%       1.00     12/31/01
                                      100,000     8.3%       2.00     12/31/01
                                      100,000     8.3%       3.00     12/31/01
                                      100,000     8.3%      $4.00     12/31/01

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Company, as an investor in a privately held company in Rochester, NY, has a 20% interest in Tirk Internet Systems, Inc. (Tirk). Tirk is the developer of a Java Application Server, the Tirk Application Server. The Tirk Application Server will allow developers to rapidly develop database driven web sites and Internet based applications. The Tirk Application Server is comprised of a powerful multithreaded http web server and an object database. The Tirk Application Server is an open system in that it can be extended with Java and other interpreted languages. Currently the interpreted programming language JPython has been bundled with the Tirk Application Server allowing for rapid prototyping and application development. Other interpreted or scripting languages in which a Java interpreter exists may be bundled with the system such as TCL, Rhino, and Beanshell (a Java interpreted scripted language).

         The platform incorporates a tag based template system to implement business logic and also to provide html developers a powerful time saving environment. The application server is web based, in that it is maintained and administered via a web browser. Tirk has leveraged XML technology throughout the Platform with the aid of a Sax based XML parser. XML is used in the following areas, System Configuration, Object Definitions, Data Modeling, User Interfaces, Defining Access Privileges, and Cluster Management.

         As part of the same transaction in which the Company acquired a 20% interest in Tirk, Tirk received 450,000 common shares in the Company. In addition, Tirk has a warrant to purchase an additional 400,000 shares of common stock at $.50 per share. Also, the Company has a warrant to purchase 5% of Tirk for an exercise price of $75,000 at any time prior to April 30, 2004.

         Dean Fragnito, a principal in Tirk, is a relative of Daniel M. Fasano, the Company's Chief Executive Officer.

         Under the definition section in Rule 405, two individuals, Daniel J. Fasano and Daniel M. Fasano (father and son) (see references to these individuals in other location with the statement) are defined as promoters. No other promoters have been involved with the Company.

         Since the Company's inception, at various times of cash flow shortfalls, the CEO, Daniel M. Fasano, has provided non-interest bearing loans to the Company.

         As disclosed in Item 3, Description of Property, the Company leases office and warehouse space from Daniel M. Fasano, CEO, on a month to month basis. A very nominal rent is paid. Due to the relationships of the parties involved, management believes that the Company has received substantial discount from the value received. Management believes terms were more favorable than could have been obtained from other parties, and but for the relationships, it is doubtful that the parties would have entered into the transactions.

         The following information discloses that the Company and its Officers, Directors, and 5% Controlling persons, interests may have interests, which, from time to time, may be inconsistent in some respect with the interest of the Company. The nature of these conflicts of interest, if any, may vary. There may be circumstances in which they may take advantage of an opportunity that might be suitable for the Company. Although there can be no assurance that a conflict of interest will not arise, or that resolutions of any such conflicts will be made in a manner most favorable to the Company and its shareholders, the Officers and Directors have a fiduciary responsibility to the Company and its shareholders and, therefore, must adhere to a standard of good faith and integrity in their dealings with and for the Company and its shareholders. Certain specific conflicts of interest may include the following:

Conflicts Arising From Related Party Transactions.
--------------------------------------------------

         From time to time, transactions may be proposed between the Company and related persons or entities. It is expected that any such transactions will be consummated on terms and conditions no less favorable to the Company than could be obtained in arm's-length negotiations with unaffiliated third parties. The Company's shareholders may not be notified prior to any related party transaction, but any significant related party transactions are expected to be disclosed in the Company's annual report. There can be no assurance, in such a circumstance, that some consideration, benefit or value would not be lost to or relinquished by the Company and accrue to such related persons. The Company expects, however, that following any business combination involving the Company, present management will be replaced with candidates of the acquired company, and that, thereafter, any transactions with presently related persons may be deemed arm's-length transactions.

         No officers, its director, or potential directors currently serve on boards of, or occupy positions in, companies that cause conflicts of interest and impede the fulfillment of their duties to the Company.

Lack of Separate Representation.
--------------------------------

         Related persons and the company have not been represented by separate counsel and it is not expected that they will be represented by separate counsel prior to the consummation of any proposed business combination. The Officers and Directors are accountable to the Company and its shareholders as fiduciaries and, therefore, must adhere to a standard of good faith and integrity in their dealings with and for the Company. The area of fiduciary responsibility is a rapidly developing area of law, and persons who have questions concerning the duties of the officers and directors should consult with their legal counsel.

                       ITEM 8. DESCRIPTION OF SECURITIES.
         As a result of the Shareholders Vote on March 8, 2000, the authorized capital stock of ONTV, Inc. consists of 80,000,000 shares of Class A and 20,000,000 shares of Class B. In addition, the Company is authorized to issue 5,000,000 shares of preferred stock.

         As of June 30, 1999 there was a total of 15,277,938 shares of commons stock outstanding, which included 6,393,766 restricted shares. As of March 8, 2000, there was no change in these figures.

         On February 24, 2000, the Company's public traded securities were delisted from trading on the Over The Counter Bulletin Board (OTCBB), and began to trade on the electronic pink sheets. Upon the receipt of approval from the SEC for this registration statement, the Company expects to again trade on the OTCBB.

         Since the incorporation of the Company, no shares of preferred stock have been issued.

         The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to certain limitations imposed, if any, by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The company intends to seek, at the next scheduled shareholders' meeting, shareholder approval to apply for an increase in the authorized level of common stock. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

         The transfer agent and registrant for the common stock is United Stock Transfer, Inc., 3615 South Huron Street, Suite 104, Englewood, Colorado 80110.

                                     PART II

                  ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE
            REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Market Information.
-------------------

     The Common Stock of this Registrant is quoted Over the Counter on the Bulletin Board ("OTC BB"). The following information is provided based upon the Internet research company. ASKRESEARCH at www.askresearch.com:

Period       Low Bid    High Bid                      Period     Low Bid     High Bid
------       -------    --------                      ------     -------     --------
1st 1998       n/a         n/a                       2nd  1999      .02          .05
--------------------------------------------------------------------------------------

2nd 1998       n/a         n/a                       3rd  1999     .035         2.18
--------------------------------------------------------------------------------------

3rd 1998      .125        .215                       4th  1999     .56          .77
--------------------------------------------------------------------------------------

4th 1998       .09        .145                       1st  2000     .20          .56
--------------------------------------------------------------------------------------

1st 1999       .05        .125                       2nd  2000     .16          .32
--------------------------------------------------------------------------------------

         The closing price of the Company's common stock as of 3/9/00 was $.75 Bid and $1.0625 Ask. The foregoing price information is based upon inter-dealer prices, without retail mark-up, mark down or commission, and may not represent actual transactions.

         On February 24, 2000, the Company's public traded securities were delisted from trading on the Over The Counter Bulletin Board (OTCBB), and began to trade on the electronic pink sheets. Upon the receipt of approval from the SEC for this registration statement, the Company expects to again trade on the OTCBB.

         The shares of common stock of the Company are subject to the "penny stock" rules, as defined in Rule 3a51-1 of the Securities Exchange Act of 1934. The "penny stock" disclosure requirements may have the effect of reducing the level of trading activity in the secondary market, resulting in large spreads and a lower market price. Pursuant to the Penny Stock Reform Act of 1990, the Securities and Exchange Commission (the "Commission") adopted a number of penny stock transaction disclosure rules. Rule 15g-9, which became effective on January 1, 1990, requires broker-dealers recommending penny stocks to document the suitability of the investment for the specific customer and to obtain the written agreement of the customer to purchase the penny stock. The Penny Stock Disclosure Rules adopted by the Commission require a broker-dealer prior to opening an account for a customer to whom it recommends the purchase or sale of penny stocks to deliver to the customer a standardized Risk Disclosure Document, to make specified disclosures in connection with each transaction in a penny stock, and to deliver a specifically tailored monthly statement to customers holding in their account penny stocks, the purchase of which was recommended by the dealer.

Holders of record.
------------------

         The exact number of holders of record, as of January 27, 2000 is 1126.

Dividends.
---------

         The Company has not declared or paid any cash dividends on our capital stock since inception. We intend to retain any future earnings to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                           ITEM 2. LEGAL PROCEEDINGS.
         On April 1, 1998, an action was commenced in the New York State Supreme Court in New York County, Index #601272/98, by Charles Schwab & Co., Inc. against Quintin A. Prospero, LA Group, Inc. and CDR Transfer, Inc. Charles Schwab & Co., Inc. sold stock of the company allegedly owned by Schwab's customer, Quintin A. Prospero. The stock was subject to a stop-transfer order (i.e., the stock transfer agent was under instructions not to transfer the shares unless there had been a default by the Company in performing under terms of the loan agreement) had the customer could not make good delivery of the shares. Charles Schwab was forced to go into the market and buy shares, resulting in an out-of-pocket loss of $33,850.00. Charles Schwab claims that there was no legend on the face of its customer's certificates and that it is not bound by the stop-transfer order given to the stock transfer agent. The Company has valid cross-claims against the other Defendants; however, they are both judgment proof. While the Company may prevail on its defenses against Charles Schwab, there is the possibility that the Company could be liable for the entire amount for which it is being sued. It is likely that this case will be settled prior to trial.

company could be liable for the entire amount for which it is being sued. It is likely that this case will be settled prior to trial.

               ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of the Company.

                ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         On April 24, 1997, the Company issued 200,000 shares of common stock to Ronald J. Axelrod, Esq. in lieu of payment for legal services rendered to the Company. The trading value of the shares was $.05 on the date of issuance. The shares were issued without registration in reliance on the exemption provided by 4(2) of the Securities Act.

         Also on April 24, 1997, the Company issued 100,000 shares of common stock to Trobriand Properties, Ltd., a former shareholder of Kent Toys, Inc., as additional payment for the merger which occurred on March 15, 1996. The trading value of the shares was $.05 per share on the date of issuance. The shares were issued without registration reliance on the exemption form registration provided by 4(2) of the Securities Act.

         On September 8, 1997, the Company issued 150,000 shares of common stock to N & G International Holdings, Inc. for payment of professional services. The trading value of the shares was $.05 per share on the date of issuance. The shares were issued without registration in reliance on the exemption from registration provided by 4(2) of the Securities Act.

          On December 15, 1997, the Company issued 100,000 shares of common stock to each of FTC & Associates, Inc., Eric Levine, Edward Tesher, and Kevin Day. Each of those parties were shareholders of What A product, Inc., and were issued the shares in exchange for their interest in What A Product, Inc. In addition, the Company issued 345,000 shares of common stock to F.D. and Mary K. Haberkorn Trust U/A, and 45,000 shares of common stock to Charles Haberkorn. Each of those two parties received the shares in consideration for the assignment of a Collateral Security Agreement issued by What A Product, Inc. The trading value of the shares was $.05 at the time of issuance. The shares were issued without registration in reliance on the exemption form registration provided by 4(2) of the Securities Act.

         On June 1, 1998, the Company issued 300,000 shares of common stock to Trobiand Properties, Ltd., a former shareholder of Kent Toys, Inc., as additional payment for the merger which occurred on March 15, 1996. The trading value of the shares was $.05 per share on the date of issuance. The shares were issued without registration in reliance on the exemption from registration provided by 4(2) of the Securities Act.

         On April 6, 1999, the Company issued 25,000 shares of common stock to Frank T. Costanzo in a private placement transaction. The trading value was $.40 per share on the date of issuance, and Mr. Costanzo paid the Company a total of $10,000 for the shares. The shares were issued without registration in reliance on the exemption from registration provided by 4(2) of the Securities Act.

         Also, on April 6, 1999, the Company issued 50,000 shares of common stock to Ehad Ramon in a private placement transaction. The trading value was $.40 per share on the date of issuance, and Mr. Ramon paid the Company a total of $20,000 for the shares. The shares were issued without registration in reliance on the exemption from registration provided by 4(2) of the Securities Act. Mr. Ramon and the Company's CEO, Mr. Fasano, had been acquaintances for several years and worked together on a mutual client. When the Company needed funds for the investment in Tirk Systems, as described elsewhere in this Statement, Mr. Ramon offered to invest in ONTV, Inc. He signed a private placement memorandum stating he was a qualified investor. Shares issued to him were previously registered in a Regulation D filing.


         ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware code authorizes a corporation to indemnify any officer or director who is sued in his capacity as an officer or director of the corporation. In addition, the section authorized the corporation to purchase officer and director indemnity insurance to help fund this obligation of the corporation. The corporation, in Article X of its by-laws, has agreed to provide this type of indemnification. A similar provision for indemnification is included in the employment agreements of the executive officer. The Company has applied for Officers and Director Liability Insurance and expects to have this coverage in effect by April 30, 2000. Section 145 of the Delaware General Corporation Law. Indemnification of Officers, Directors, Employees and Agents; Insurance



(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees); judgment, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such actions, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsection of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement or expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(g) A corporation shall power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Section.

(h) For purposes of this Section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this Section, references to "other enterprises" shall include employee benefit plans, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this Section or under any bylaw, agreement, vote or stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

     Article 10 of the Bylaws of the Corporation states the following:

          The following indemnification provision will be contained in any future Employment Agreements of executive officers.

          "Indemnification. Employer shall indemnify Employee and hold Employee harmless from liability for acts or decisions made by Employee while performing services for Employer to the greatest extent permitted by applicable law. Employer shall use its best efforts to obtain coverage for Employee under any insurance policy now in force or hereafter obtained during the term of this Agreement insuring Officers and Directors of Employer against such liability."

                                    PART F/S

                              FINANCIAL STATEMENTS





                          LA GROUP, INC. & SUBSIDIARIES
                            (A DELAWARE CORPORATION)
                               ROCHESTER, NEW YORK


TABLE OF CONTENTS
-------------------------------------------------------------------------------------------------------------------

Independent Auditors' Report                                                                        F-2

Independent Accountant's Report on Interim Unaudited
  Financial Information                                                                             F-3

Consolidated Balance Sheets at June 30, 1999 and 1998 and
   December 31, 1999 and 1998 (Unaudited)                                                           F-4

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended
  June 30, 1999, 1998 and 1997 and for the Six Months Ended
  December 31, 1999 (Unaudited)                                                                     F-5

Consolidated Statements of Operations for the Years Ended June 30, 1999, 1998
  and 1997 and for the Quarters Ended December 31, 1999 and 1998 (Unaudited) and
  for the Six Months Ended December 31, 1999 and 1998
  (Unaudited)                                                                                       F-6

Consolidated Statements of Cash Flows for the Years Ended June 30, 1999, 1998
  and 1997 and for the Six Months Ended December 31, 1999 and 1998
  (Unaudited)                                                                                       F-7

Notes to Consolidated Financial Statements                                                       F-8-F-11

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors
  and Stockholders
LA Group, Inc. & Subsidiaries
Rochester, New York


         We have audited the accompanying consolidated balance sheets of LA Group, Inc. & Subsidiaries (A Delaware Corporation) as of June 30, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LA Group, Inc. & Subsidiaries as of June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.



Rotenberg & Company, LLP
Rochester, New York
  January 24, 2000

                         INDEPENDENT ACCOUNTANT'S REPORT



To the Board of Directors
  and Stockholders
LA Group, Inc. & Subsidiaries
Rochester, New York

         We have reviewed the accompanying consolidated balance sheets of LA Group, Inc. & Subsidiaries (A Delaware Corporation) as of December 31, 1999 and 1998 and the related statements of operations, changes in stockholders' equity, and cash flows for the three months and six months ended December 31, 1999 and 1998 in accordance with standards established by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of LA Group, Inc. & Subsidiaries.

         A review consists principally of inquiries of company personnel and analytical procedures applied to the financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

         Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

         We have previously audited, in accordance with generally accepted auditing standards, the balance sheets as of June 30, 1999 and 1998, and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1999, and in our report dated January 24, 2000, we expressed an unqualified opinion on those financial statements.







Rotenberg & Company, LLP
Rochester, New York
  January 26, 2000

                          LA GROUP, INC. & SUBSIDIARIES
                            (A DELAWARE CORPORATION)
                               ROCHESTER, NEW YORK

                           CONSOLIDATED BALANCE SHEETS

=============================================================================================================================
                                                                       (AUDITED)                         (UNAUDITED)
                                                               JUNE 30,          JUNE 30,        DECEMBER 31,    DECEMBER 31,
                                                                 1999              1998              1999            1998
-----------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and Cash Equivalents                                     $   16,549        $       85        $  20,773       $
Accounts Receivable                                               10,308                             38,283       $    7,967
Investments                                                       33,006                             42,019
Inventory                                                          4,001               895           11,388            1,409
Due from Officer                                                  10,334                             40,971           10,052
Prepaid Expenses                                                     600
-----------------------------------------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                              74,798               980          153,434           19,428

PROPERTY AND EQUIPMENT - Net of Accumulated Depreciation           3,870               163            6,233

INTANGIBLE ASSETS - Net of Accumulated Amortization               66,750            87,592           70,180           80,642
-----------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                  $  145,418        $   88,735       $ 229,847        $  100,070
=============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts Payable                                              $   66,417        $   54,401        $  59,205       $   57,207
Accrued Expenses                                                  20,393             4,041           22,678            3,134
Accrued Taxes                                                     18,231            11,019           22,497           11,498
Due to Officer                                                                      14,412            9,446           24,263
-----------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES                                                105,041            83,873          113,826           96,102
-----------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY (DEFICIT)
Common Stock:  $.001 Par; 20,000,000 Shares Authorized,
  15,277,938 Shares Issued and Outstanding                        15,278            15,203           15,278           15,203
Additional Paid In Capital                                       165,630           135,705          165,630          135,705
Accumulated Deficit                                             (140,531)         (146,046)         (64,887)        (146,940)
-----------------------------------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                                        40,377             4,862          116,021            3,968
-----------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $  145,418        $   88,735        $ 229,847       $  100,070
=============================================================================================================================


    The accompanying notes are an integral part of this financial statement.

                          LA GROUP, INC. & SUBSIDIARIES
                            (A DELAWARE CORPORATION)
                               ROCHESTER, NEW YORK

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

=======================================================================================================================
                                                                      Additional
                                         Number          Common         Paid In         Accumulated       Stockholders'
                                        of Shares        Stock          Capital           Deficit            Equity
-----------------------------------------------------------------------------------------------------------------------
BALANCE - JULY 1, 1996                  13,662,938        13,663           73,466           (28,652)            58,477

Common Stock Issued -
For Services Rendered                      200,000           200            9,800                --             10,000

Common Stock Issued -
Kent Acquisition                           100,000           100            4,900                                5,000

Capital Contributed in
 the Form of Services                           --            --               --           100,000            100,000

Net Loss                                        --            --               --          (189,639)          (189,639)
-----------------------------------------------------------------------------------------------------------------------

BALANCE -
         JUNE 30, 1997                  13,962,938        13,963           88,166          (118,291)           (16,162)

Common Stock Issued -
Kent Acquisition                           300,000           300           14,700                --             15,000

Common Stock Issued -
For Cash                                   150,000           150            7,350                --              7,500

Common Stock Issued -
What A Product Acquisition                 790,000           790           25,489                --             26,279

Capital Contributed in
 the Form of Services                           --            --               --           100,000            100,000

Net Loss                                        --            --               --          (127,755)          (127,755)
-----------------------------------------------------------------------------------------------------------------------

BALANCE -
         JUNE 30, 1998                  15,202,938        15,203          135,705          (146,046)             4,862

Common Stock Issued                         75,000            75           29,925                --             30,000

Capital Contributed in
 the Form of Services                           --            --               --           100,000            100,000

Net Income                                      --            --               --           (94,485)           (94,485)
-----------------------------------------------------------------------------------------------------------------------

BALANCE -
         JUNE 30, 1999                  15,277,938        15,278          165,630          (140,531)            40,377

Net Income (Unaudited)                           --           --               --            75,644             75,644
-----------------------------------------------------------------------------------------------------------------------

BALANCE -
     DECEMBER 31, 1999                  15,277,938      $ 15,278         $165,630         $ (64,887)         $ 116,021
----------------------------------------------------------------------------------------------------------------------


    The accompanying notes are an integral part of this financial statement.

  LA GROUP, INC. & SUBSIDIARIES
  (A DELAWARE CORPORATION)
  ROCHESTER, NEW YORK

  CONSOLIDATED STATEMENTS OF OPERATIONS
  ---------------------------------------------------------------------------------------------------------------------------------

                                                                                                        (Unaudited)
                                       (AUDITED)                                                        SIX MONTHS     Six Months
                                 YEARS ENDED, JUNE 30,                    QTR ENDED       QTR Ended        ENDED          Ended
                                  1999          1998             1997    DEC. 31, 1999   Dec. 31, 1998  DEC. 31, 1999  Dec. 31, 1998
  ---------------------------------------------------------------------------------------------------------------------------------

Revenues, Net of Returns    $    129,050   $     48,311    $     72,812    $    125,551   $     10,915   $    209,754   $    16,476
-----------------------------------------------------------------------------------------------------------------------------------

COST OF GOODS SOLD                25,970         13,239          38,658          17,086            978         32,423         1,110
-----------------------------------------------------------------------------------------------------------------------------------

Gross Profit                     103,080         35,072          34,154         108,465          9,937        177,331        15,366
-----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Amortization                      21,242         14,221           8,970           6,060          3,555         12,120         7,110
Contributed Services             100,000        100,000         100,000              --           --             --            --
Depreciation                         143             75            --               443           --              586          --
Interest                           1,119          1,110             213             136            314            314           624
Legal and Accounting               9,701         10,810          10,280          11,340           --           22,608          --
Litigation Contingency            16,500           --              --              --             --             --            --
Other Expenses                    45,783         35,636         103,254          41,617          3,618         59,427         7,551
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL EXPENSES                   194,488        161,852         222,717          59,596          7,487         95,055        15,285
-----------------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Other
Income (Loss) and
Income Taxes                     (91,408)      (126,780)       (188,563)         48,869          2,450         82,276            81

Equity In Income
(Loss) of
Unconsolidated
Investment                        (1,934)          --              --              --             --           (5,987)           --
-----------------------------------------------------------------------------------------------------------------------------------
Income (Loss)
Before Taxes                     (93,342)       (126,780)       (188,563)         48,869          2,450         76,289           81

Provision for Income Taxes         1,143            975           1,076             645            975            645           975
-----------------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)           $    (94,485)  $   (127,755)   $   (189,639)   $     48,224   $      1,475   $     75,644   $      (894)
===================================================================================================================================

EARNINGS PER SHARE
===================================================================================================================================
Income (Loss) Per
Common Share - Basic
and Diluted                 $     0.0003   $    (0.0019)   $    (0.0065)   $     0.0032   $     0.0001   $     0.0050   $   (0.0000)


Weighted Average Number of
Common Shares Outstanding     15,220,404     14,679,760      13,811,705      15,220,404     14,679,760     15,220,404    14,679,760
===================================================================================================================================


    The accompanying notes are an integral part of this financial statement.

                          LA GROUP, INC. & SUBSIDIARIES
                            (A DELAWARE CORPORATION)
                               ROCHESTER, NEW YORK

================================================================================================================================
                                              CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================================================================
                                                                    AUDITED                                    Unaudited
                                                                  YEARS ENDED                               Six Months Ended
                                                                    JUNE 30,                                  December 31,
                                                              1999           1998           1997           1999           1998
--------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)                                         $(94,485)    $(127,755)       $(189,639)    $  75,644      $    (894)
Adjustments to Reconcile Net Income (Loss)
  To Net Cash Flows from Operating Activities:
    Amortization                                            21,242        14,221            8,970        12,120          7,110
    Equity in Loss of
    Unconsolidated Investments                               1,934          --               --           5,987             --
    Contributed Services                                   100,000       100,000          100,000          --               --
    Depreciation                                               143            75             --             586             --
  Changes in Assets and Liabilities:
    Accounts Receivable                                    (10,308)         --               --         (27,975)        (7,967)
    Inventory                                               (3,106)        5,723           (1,598)       (7,387)          (514)
    Prepaid Expenses                                          (600)         --               --             600             --
    Accounts Payable                                        12,016        (2,629)          32,018        (7,212)         2,806
    Accrued Expenses                                        16,352         1,804            2,075         2,285           (417)
    Accrued Taxes                                            6,762         5,960            3,011         4,716            479
    Other                                                      510           797            2,111          (450)          (490)
--------------------------------------------------------------------------------------------------------------------------------

NET CASH FLOWS FROM OPERATING ACTIVITIES                    50,460        (1,804)         (43,052)       58,914            113
--------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of Investments                                 (35,000)          --              --         (15,000)            --
Acquisition of Property and Equipment                       (3,850)         (238)            --          (2,949)           163
Acquisition of Intangible Assets                              (400)          --              (375)      (15,550)          (160)
Due To/From Officer                                        (24,746)       (5,587)          32,870       (21,191)          (201)
--------------------------------------------------------------------------------------------------------------------------------

NET CASH FLOWS FROM INVESTING ACTIVITIES                   (63,996)       (5,825)          32,495       (54,690)          (198)
--------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Minority Interest in Equity                                   --             --            10,703
Proceeds from Issuance of Common Stock                      30,000         7,500             --            --               --
--------------------------------------------------------------------------------------------------------------------------------

NET CASH FLOWS FROM FINANCING ACTIVITIES                    30,000         7,500           10,703          --               --
--------------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE)
IN CASH AND CASH EQUIVALENTS                                16,464          (129)             146         4,224            (85)

Cash and Cash Equivalents - Beginning of Year                   85           214               68        16,549             85
--------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF YEAR                   $ 16,549       $    85         $    214       $20,773       $     --
--------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES
Interest Paid                                             $   --         $   --          $   --       $    --        $      --
Income Taxes Paid                                         $   --         $   --          $   --       $    --        $      --
--------------------------------------------------------------------------------------------------------------------------------

NON-CASH INVESTING AND FINANCING ACTIVITIES

Issuance of Common Stock in Exchange
  for Intangible Assets                                   $   --         $65,000          $15,000      $   --         $     --
--------------------------------------------------------------------------------------------------------------------------------

    The accompanying notes are an integral part of this financial statement.

                          LA GROUP, INC. & SUBSIDIARIES
                            (A DELAWARE CORPORATION)
                               ROCHESTER, NEW YORK


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE A - SUMMARY OF TRANSACTION SEGMENT DATA, GEOGRAPHIC INFORMATION AND SIGNIFICANT CUSTOMERS

                  The corporation operates in two industry segments and generates revenue from customers throughout the United States.

                  LA Group, Inc. was formed on February 29, 1996 under the laws of the State of Delaware. The company has since merged with other companies as well as acquired the stock of other companies. The company is authorized to issue 20,000,000 shares of common stock $.001 par value. The company is also authorized to issue 5,000,000 shares of preferred stock. There were no preferred shares issued or outstanding at December 31, 1999. On March 8, 2000, the shareholders voted to increase the authorized number of common shares from 20,000,000 to 100,000,000. The new structure of common stock consists of 80,000,000 shares of Class A Common Stock and 20,000,000 shares of class B Common Stock. The company is primarily engaged in retail sales of general merchandise and consumer goods.

NOTE B -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  The corporation maintains its books and prepares its financial statements on the accrual basis of accounting.

                  The accompanying unaudited interim financial statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year as a whole.

                  USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

                  CONCENTRATIONS OF CREDIT RISK

                  Financial instruments which potentially expose the Corporation to significant concentrations of credit risk consist principally of bank deposits. Cash is placed primarily in high quality short term interest bearing financial instruments. Beginning in January 1999, 30.3% of the revenue recorded by the Company for fiscal year ending June 30, 1999 was derived from one customer. In addition, for the six months ended December 31, 1999, 71.7% of revenue was derived from this same customer. The Company had no other major customers.

                  PRINCIPLES OF CONSOLIDATION

                  The consolidated financial statements include the accounts of the LA Group and its wholly or majority owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

                  CASH AND CASH EQUIVALENTS

                  Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The company maintains cash and cash equivalents at financial institutions that periodically may exceed federally insured amounts.

                  INVESTMENTS

                  The Company has a 20% investment in a non-majority owned company. The investment is accounted for under the equity method. Under the equity method, the Company records its pro-rata share of income or loss of the investee as part of the investors net income with a corresponding adjustment to the carrying value of the investment. Dividends received from the investee are also recorded as an adjustment to the carrying value of the investment.



                                                                   - continued -

                          LA GROUP, INC. & SUBSIDIARIES
                            (A DELAWARE CORPORATION)
                               ROCHESTER, NEW YORK


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE B -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

                  DUE FROM OFFICER

                  Due from officer consists of short-term advances due on demand. The amount due from officer bears no interest and contains no formal repayment terms.

                  INVENTORY

                  Inventory is stated at the lower of cost or market using the first-in, first-out method. Inventory consists of "as seen on TV" merchandise available for shipment.

                  PROPERTY, EQUIPMENT AND DEPRECIATION

                  Property and equipment are stated at cost, less accumulated depreciation computed using the straight line method over the estimated useful lives as follows:

                           Computer Equipment             5 - 7 Years

                  Maintenance and repairs are charged to expense. The cost of the assets retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts.

                  TRADEMARKS


                  Trademarks are carried at cost and are amortized using the straight-line method over the estimated useful lives, of 10 years from the date the Company acquired the trademark.


                  GOODWILL

                  Goodwill results from the excess of the fair market value of assets acquired over the purchase price. Goodwill is carried at cost and is amortized using the straight line method over 5 years.



                                                                   - continued -

                          LA GROUP, INC. & SUBSIDIARIES
                            (A DELAWARE CORPORATION)
                               ROCHESTER, NEW YORK


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
NOTE B -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

                  NET INCOME PER COMMON SHARE
                  Net income (loss) per common share is computed in accordance with SFAS No. 128, "Earnings Per Share." Basic Earnings Per Share is calculated by dividing income available to common stockholders by the weighted average number of common shares outstanding for each period. Diluted Earnings per share is the same as Basic Earnings Per Share since there are no outstanding warrants, options, or convertible securities, for periods ending December 31, 1999 and prior.

                  INCOME TAXES

                  The Company accounts for income taxes in accordance with SFAS No. 109 ACCOUNTING FOR INCOME TAXES, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carry forwards. Deferred income tax expense represents the change in net deferred assets and liability balances. The Corporation had no material deferred tax assets or liabilities for the periods presented.

                  PROVISION FOR INCOME TAXES
                  Deferred income taxes result from temporary differences between the basis of assets and liabilities recognized for differences between the financial statement and tax basis thereon, and for the expected future tax benefits to be derived from net operating losses and tax credit carryforwards. A valuation allowance is recorded to reflect the likelihood of realization of deferred tax assets.

NOTE C -          BUSINESS SEGMENTS

                  The Company operates in two principal business segments. Through its wholly owned subsidiary Seen on TV, Inc., the Company delivers products directly to the consumer via its internet website. (Segment I) The Company is also engaged in website hosting and development. (Segment II)

                  Information on the Company's current business segments was as follows:

           =================================================================================================================
                                                              Years Ended June 30,                     Six Months Ended
                                                      1999            1998              1997        12/31/99       12/31/98
           -----------------------------------------------------------------------------------------------------------------

           SEGMENT I
           Sales                                  $ 64,025             $ --              $ --        $ 66,315           $ --
           Cost of Sales                            24,175               --                --          32,423             --
           -----------------------------------------------------------------------------------------------------------------
           Gross Profit                           $ 39,850             $ --              $ --        $ 33,892           $ --
           Expenses                                 36,903               --                --          42,705             --
           -----------------------------------------------------------------------------------------------------------------


           Net Income                              $ 2,947             $ --              $ --       $ (8,813)          $ --
           =================================================================================================================
           Total Assets                             27,907               --                --          41,929            --

           SEGMENT II
           Sales                                  $ 58,673             $ --              $ --        $153,643          $ --
           Cost of Sales                                --               --                --              --            --
           -----------------------------------------------------------------------------------------------------------------
           Gross Profit                           $ 58,673             $ --              $ --        $153,643          $ --
           Expenses                                143,904               --                --          60,253            --
           -----------------------------------------------------------------------------------------------------------------

           Net Income                             $(85,231)            $ --              $ --        $ 93,390          $ --
           -----------------------------------------------------------------------------------------------------------------
           Total Assets                            150,659               --                --         220,308            --
           =================================================================================================================


Reconciliation of Segment Information To Consolidated Amounts

Information for the Company's reportable segments relates to the Company's consolidated totals as follows:


                                                                Years Ended June 30,                  Six Months Ended
                                                      1999            1998              1997        12/31/99       12/31/98
                                                      ----            ----              ----        --------       --------
           REVENUES
           Total Revenues For
           Reportable Segments                    $122,698             $  -              $  -        $219,958           $  -
           Other Revenues                            6,352                -                 -           4,796              -
           Elimination of
             Intersegment Revenue                        -                -                 -         (15,000)             -
           -----------------------------------------------------------------------------------------------------------------
              Total Consolidated Revenues         $129,050             $  -              $  -        $209,754           $  -
           =================================================================================================================
           PROFIT OR LOSS

           Total Profit or Loss For
           Reportable Segments                   ($ 82,284)            $  -              $  -        $ 84,577          $  -
           Other Profit or Loss                      4,299                -                 -          (4,701)            -
           General Corporate Expenses              (16,500)               -                 -               -             -
           ----------------------------------------------------------------------------------------------------------------
              Total Consolidated Net income       $(94,485)            $  -              $  -        $ 79,876          $  -
           =================================================================================================================
           ASSETS

           Total Assets For Reportable Segments   $178,566             $  -              $  -        $262,237          $  -
           Elimination of Intersegment
           Receivables                             (92,556)               -                 -         (97,757)            -
           Assets Not Attributable to Segments      59,408                -                 -          65,367             -
           ----------------------------------------------------------------------------------------------------------------
              Total Consolidated Assets           $145,418             $  -              $  -         229,847          $  -
           =================================================================================================================

                          LA GROUP, INC. & SUBSIDIARIES
                            (A DELAWARE CORPORATION)
                               ROCHESTER, NEW YORK


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
NOTE D -   PROPERTY AND EQUIPMENT

                  Property and equipment are recorded at cost and consisted of the following:

           =================================================================================================================
           June 30,                                                                                      1999          1998
           -----------------------------------------------------------------------------------------------------------------

           Computer Equipment                                                                         $ 4,013         $ 238

           Less:  Accumulated Depreciation                                                                143            75
           -----------------------------------------------------------------------------------------------------------------

           Net Property and Equipment                                                                 $ 3,870         $ 163
           =================================================================================================================

           Depreciation expense for the years ended June 30, 1999 and 1998 was $143 and $-0-, respectively.

NOTE E -   INTANGIBLE ASSETS
           Intangible assets consisted of the following:


           =================================================================================================================
           June 30,                                                                                      1999          1998
           -----------------------------------------------------------------------------------------------------------------

           Goodwill                                                                                  $ 95,145      $ 95,145
           Trademarks                                                                                  15,382        15,382
           Other                                                                                        3,575         3,175
           -----------------------------------------------------------------------------------------------------------------
                                                                                                    $ 114,102     $ 113,702
           Less:  Accumulated Amortization                                                             47,352        26,110
           -----------------------------------------------------------------------------------------------------------------

           Net Intangible Assets                                                                     $ 66,750     $  87,592
           =================================================================================================================



           Amortization expense for the years ended June 30, 1999 and 1998 was $21,242 and $14,221, respectively.


NOTE F -   PROVISION FOR TAXES

           The provision for income taxes is attributed to:



                                              Year Ended June 30,                   QTR Ended                 Six Months Ended
                                        ------------------------------     ---------------------------   ---------------------------
                                           1999      1998        1997      Dec 31, 1999   Dec 31, 1998   Dec 31, 1999   Dec 31, 1998
                                        ------------------------------     ---------------------------   ---------------------------
           Income before provision      $(93,342) $(126,780) $(188,563)    $   48,869     $  2,450       $76,289      $     81
             for income taxes           ------------------------------    ---------------------------   ---------------------------
           State income tax             $  1,143  $    975    $  1,076     $    1,143     $    975       $ 1,143      $    975
                                        ==============================    ===========================   ===========================


           The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for taxes. The sources and tax effects of the differences are as follows:


                                                          Year Ended June 30,              QTR Ended           Six Months Ended
                                                    ---------------------------- ------------------------- -------------------------
                                                       1999      1998      1997  Dec 31, 1999 Dec 31, 1998 Dec 31, 1999 Dec 31, 1998
                                                    ---------------------------- ------------------------- -------------------------

           Income tax at the federal statutory
             rate of 35%                            $  7,683  $ (6,160) $(28,081) $   18,431   $    1,356    $  31,380   $   854

           Effect of graduated tax (rate of 15%)      (4,390)    2,640    16,046     (10,532)        (775)     (12,646)     (488)

           State income tax net of federal benefit       972       829       915         972          829          914       829

           Valuation allowance changes affecting
             the provision for income taxes           (3,122)    1,716    12,196      (7,728)        (435)     (18,505)     (220)
                                                    ----------------------------  ------------------------- ------------------------
                                                    $  1,143  $   (975) $  1,076  $    1,143    $     975     $  1,143   $   975
                                                    ============================  ========================= ========================

           As of June 30, 1999 the company has net operating loss carryforwards of approximately $10,790 for tax purposes which will be available to offset future taxable income.

           The Company's income tax provision was computed based on the federal statutory rate, reduced by the effect of graduated tax rate and the average state statutory rates, net of related federal benefit.


NOTE G -   LAW SUIT
           The company has been named a defendant in a lawsuit. While the company may prevail, it is possible that the company may be liable for the amount of the claim. The company believes that in the event the outcome is unfavorable, the amount can be settled for approximately $16,500. Accordingly, this amount has been recorded in the accompanying financial statements.

NOTE H -   SUBSEQUENT EVENTS

           ACQUISITION
           In January, 2000, the Company entered into an agreement with an unrelated entity to acquire the domain name "As Seen on TV.Com" for $5 million. The consideration includes cash of $25,000 and a non-interest bearing promissory note of $4,975,000 with payments due over the next 15 months. The note is collateralized by 2.1 million shares of company stock and the domain name. The terms of the note require a payment of $150,000 due on July 18, 2000, with the balance of the note due on April 18, 2001. The debt is non recourse and should the company default on the note terms the domain name would revert back to the seller and the Company would forfeit the stock given as collateral.

         NAME CHANGE

         On March 14, 2000, the Company amended its certificate of incorporation to change its name from LA Group, Inc. to ONTV, Inc.

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


LA Group, Inc. (Registrant)


By: Daniel M. Fasano                                      Date: May 2, 2000
---------------------------------------------

Daniel M. Fasano: Director, Chairman
                  and Chief Executive Officer

                                    PART III

                           ITEM 1. INDEX TO EXHIBITS
                           -------------------------


EXHIBIT 3

         (i)      Articles of Incorporation*
         (ii)     Bylaws*

EXHIBIT 4

         Copy of stock certificates*

EXHIBIT 9

         N/A

EXHIBIT 10

         Material Contract - Letter Agreement*
         Portions of this exhibit have been redacted as it contains confidential information. An application for confidential treatment of this information has been filed separately with the Secretary of the Commission.

EXHIBIT 11

         See Financial Statements*

EXHIBIT 16

         N/A

EXHIBIT 21

         Wholly owned subsidiaries*

EXHIBIT 24

         N/A

EXHIBIT 27

         Financial Data Schedule*

EXHIBIT 99

         (1) Employment Contract of Daniel M. Fasano
         (2) Employment Contract of Frank T. Costanzo*
         (3) Employment Contract of Curt B. Westrom*
         (4) Analysis of Intangible Assets*
         (5) Origin of Goodwill*

* Previously submitted